UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Amendment No. 2

Vicon Industries, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

925811101

(CUSIP Number)

John W. Kauffman, Esquire

Duane Morris LLP

30 South 17th Street

Philadelphia, PA 19103; telephone: 215-979-1227

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

February 8, 2013

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f), or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 925811101

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Partners, L.P. I.R.S. I.D. No. 23-2888396
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 223,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 223,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 223,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 5.0% for Henry Partners, L.P.
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 925811101

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Matthew Partners, L.P. I.R.S. I.D. No. 23-3063303
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 157,000 shares
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 157,000 shares
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 157,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)* 3.5% for Matthew Partners, L.P.
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. Reference is made to Item 2 to this Schedule 13D.

CUSIP No. 925811101

1	NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) Henry Investment Trust, L.P. I.R.S. I.D. No. 23-2887157
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION Pennsylvania
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,000 shares*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 380,000 shares*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000 shares*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5% for Henry Investment Trust*
14	TYPE OF REPORTING PERSON (See Instructions) PN

*	Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P. See Item 2 of this Schedule 13D.

CUSIP No. 925811101

1	NAME OF REPORTING PERSON/ I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (entities only) David W. Wright
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) N/A
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 380,000 shares*
	8	SHARED VOTING POWER -0-
	9	SOLE DISPOSITIVE POWER 380,000 shares*
	10	SHARED DISPOSITIVE POWER -0-
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 380,000 shares
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) N/A
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON (See Instructions) IN

*	NOTE: David W. Wright is the President of Canine Partners, LLC, which is the sole general partner of Henry Investment Trust, L.P. Henry Investment Trust, L.P. is the sole general partner of each of Henry Partners, L.P. and Matthew Partners, L.P.

Item 1.	Security and Issuer.

This statement relates to shares of the common stock, $.01 par value per share (the “Shares”), of Vicon Industries, Inc. (the “Issuer”). The principal executive offices of the Issuer are located at 89 Arkay Drive, Hauppage, New York 11788.

Item 2.	Identity and Background.

(a) - (c)

This Statement is filed by Henry Partners, L.P. (“Henry”), Matthew Partners, L.P. (“Matthew”), Henry Investment Trust, L.P. (“HIT”) and David W. Wright. Henry and Matthew are private investment funds. HIT is the sole General Partner of each of Henry and Matthew. Mr. Wright is the investment manager of each of Henry and Matthew and is the President of Canine Partners, LLC (“Canine”), the General Partner of HIT. Investment decisions made on behalf of Henry and Matthew are made primarily through their General Partner and Mr. Wright. Each of the foregoing persons is sometimes referred to in this Schedule 13D as a “Reporting Person” and collectively as the “Reporting Persons.” The principal business address of each Reporting Person is 255 South 17th Street, Suite 2608, Philadelphia, PA 19103.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Henry and Matthew are Delaware limited partnerships. HIT is a Pennsylvania limited partnership. Canine is a Pennsylvania limited liability company, and David W. Wright is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 223,000 Shares owned by Henry is $806,653, and the aggregate purchase price of the 157,000 Shares owned by Matthew is $588,012. Shares owned by Henry and Matthew were acquired with the funds of each respective partnership.

Item 4.	Purpose of the Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity. Depending upon overall market conditions, other investment opportunities available to the Reporting Persons, the availability of Shares at prices that would make the purchase of additional Shares desirable, or the market price at which Shares are then currently trading that would make the sale of Shares desirable, the Reporting Persons may increase or decrease their position in the Issuer through, among other things, the purchase or sale of Shares on the open market or in private transactions or otherwise, on such terms and at such times as the Reporting Persons may deem advisable. No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D, except as set forth herein or such as would occur upon completion of any of the actions discussed herein.

Each of the Reporting Persons intends to review its investment in the Issuer on a continuing basis and to engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations, corporate governance and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Shares, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation,

•	communicating privately or publicly with other stockholders, the Issuer’s Board of Directors or other persons;

•	making proposals or director nominations to the Issuer;

•	soliciting proxies with respect to proposals or director nominees made by the Reporting Persons;

•	supporting proposals or director nominations made by the Reporting Persons or other stockholders;

•	purchasing additional Shares or selling some or all of their Shares;

•	or changing their intention with respect to any and all matters referred to in this Item 4.

On February 8, 2013, HIT sent a letter on behalf of Henry and Matthew to the nominating committee of the Issuer submitting for its consideration and recommendation in the Issuer’s 2013 proxy statement David W. Wright as a nominee to become a member of the Issuer’s board of directors.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)

The aggregate percentage of Shares reported owned by each person named herein is based upon 4,479,735 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended September 30, 2012. As of February 8, 2013, Henry beneficially owned 223,000 Shares, constituting approximately 5.0% of the Shares outstanding, and Matthew beneficially owned 157,000 Shares, constituting approximately 3.5% of the Shares outstanding, for an aggregate ownership of both Henry and Matthew of 380,000 Shares, constituting 8.5% of the Shares outstanding. Mr. Wright, as President of the sole general partner of HIT, which is the sole general partner of each of Henry and Matthew, has the authority to vote and dispose of such Shares.

(c) None of the Reporting Persons effected any transactions in the Issuer’s Shares during the past sixty days, other than the following purchases:

1.	Purchases of Shares by Henry in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share

December 11, 2012	2,100	$2.478
December 26, 2012	12,000	$2.548
December 27, 2012	3,000	$2.623
December 28, 2012	15,000	$2.556
December 31, 2012	4,800	$2.705
January 28, 2013	1,100	$2.631
February 5, 2013	9,000	$2.681
February 7, 2013	14,000	$2.680

2.	Purchases of Shares by Matthew in the past sixty days:

Date of Purchase	Number of Shares Purchased	Price Per Share

December 11, 2012	1,500	$2.478
December 26, 2012	8,000	$2.548
December 27, 2012	2,100	$2.623
December 28, 2012	10,000	$2.556
December 31, 2012	3,200	$2.705
January 28, 2013	2,100	$2.631
February 5, 2013	6,000	$2.681
February 7, 2013	10,000	$2.680

(d) No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Other than as described herein, there are no contracts, arrangements or understandings among the persons named in Item 2, or among the persons named in Item 2 and any other person, with respect to the securities of the Issuer.

Item 7.	Material To Be Filed As Exhibits.

1.	Joint Filing Agreement.

SIGNATURE

After reasonable inquiry and to the best of the undersigneds’ knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: February 8, 2013	By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: February 8, 2013	By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

Date: February 8, 2013	By:	/s/ David W. Wright
David W. Wright,
President

Date: February 8, 2013		/s/ David W. Wright
David W. Wright

JOINT FILING AGREEMENT

The undersigned, the Reporting Persons named in this Amendment No. 1 to Schedule 13D (the “Schedule 13D”), hereby agree that the Schedule 13D is filed on behalf of each of them and that each Reporting Person is responsible for the timely filing of any amendments to the Schedule 13D. Each Reporting Person further agrees that each of them is responsible for the completeness and accuracy of the information concerning such Reporting Person, respectively, contained in the Schedule 13D and that each of them is not responsible for the completeness or accuracy of the information concerning the other Reporting Persons.

IN WITNESS WHEREOF, the undersigned have executed this Joint Filing Agreement as of the 8th day of February, 2013.

HENRY PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

MATTHEW PARTNERS, L.P., by its General Partner, HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

HENRY INVESTMENT TRUST, L.P., by its General Partner, CANINE PARTNERS, LLC

By:	/s/ David W. Wright
David W. Wright,
President

/s/ David W. Wright
David W. Wright